

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 27, 2017

Via Email
Mr. Michael J. Kasbar
Chairman, President and Chief Executive Officer
World Fuel Services Corporation
9800 Northwest 41st Street
Miami, FL 33178

> Re: **World Fuel Services Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-09533**

Dear Mr. Kasbar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources